Filed pursuant to Rule 424(b)(3)

Securities Act File No. 333-190432

Investment Company Act File No. 811-22875

EQUALIZE COMMUNITY DEVELOPMENT FUND

Ticker: EQCDX

May 21, 2025

Supplement to the Prospectus and
Statement of Additional Information (“SAI”)

dated October 28, 2024

This Supplement amends the Prospectus and SAI of Equalize Community Development Fund (the “Fund”). It should be retained and read in conjunction with the Prospectus and SAI. All capitalized terms not defined herein shall have the same meanings as set forth in the Prospectus and SAI.

Effective May 13, 2025, Mr. Robert (“Buck”) E. Burns has been added as a portfolio manager of the Fund.

The disclosure in the Prospectus under the section titled “Management of the Fund – Portfolio Managers” is hereby amended to include the following:

Robert (“Buck”) E. Burns is a Portfolio Manager of the Adviser and has served as a Portfolio Manager of the Fund since 2025. Mr. Burns has also served as the Director of Investments and Trading for J. Alden Associates, Inc., a broker-dealer, and Alden Capital Management, an asset management firm, since 2024. He is a seasoned financial services professional with over 25 years of experience across capital markets, loan transactions, and data analytics. Previously, Mr. Burns held senior roles at Mortgage Industry Advisory Corporation from 2019 to 2022, Stephens Inc. from 2017 to 2019, Fifth Third Securities, Inc. from 2015 to 2017, Sterne, Agee & Leach, Inc. from 2010 to 2014, and Vining Sparks from 2006 to 2010, with responsibilities spanning client advisory, sales, analytics, asset pricing, trading and hedging. He began his career in data and information systems supporting financial institutions, developing custom analytics platforms and business intelligence tools. Mr. Burns earned a B.B.A. in Business Administration from Delta State University. He has extensive technical experience in SQL Server, data warehousing, business intelligence platforms, and financial modeling systems.

The disclosure in the SAI under the section titled “The Portfolio Managers” is hereby deleted and replaced with the following information:

This section includes information about the Fund’s portfolio managers, including information about other accounts they manage, the dollar range of Fund shares they own and how they are compensated.

As stated in the Fund’s Prospectus, Lee A. Calfo, Joseph Gladue and Robert (“Buck”) E. Burns serve as the portfolio managers of the Fund. The portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. Each of the portfolio managers is an investment adviser representative of the Adviser. Mr. Calfo is also a control person and the chief executive officer of J. Alden Associates, Inc., the Fund’s distributor (the “Distributor”).

Compensation. Messrs. Calfo and Gladue are compensated through their respective equity ownership interests in the Adviser. Neither Mr. Calfo nor Mr. Gladue receives compensation from the Fund. Mr. Burns does not receive any compensation from the Adviser or the Fund. See “Trustees and Officers of the Fund–Board and Officer Compensation” below, for more information.

Fund Shares Owned by Portfolio Managers. The portfolio managers do not own any shares of the Fund.

Other Accounts. In addition to the Fund, certain portfolio managers are responsible for the day-to-day management of certain other accounts, as listed below. None of the accounts listed below are subject to a performance-based advisory fee. The information below is provided as of April 30, 2025.

Name	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number of Accounts	Total Assets ($ millions)	Number of Accounts	Total Assets ($ millions)	Number of Accounts	Total Assets ($ millions)
Lee A. Calfo	0	$0	2	$17	0	$0
Joseph Gladue	0	$0	1	$16	0	$0
Robert (“Buck”) E. Burns	0	$0	1	$16	0	$0

Conflicts of Interests. The portfolio managers’ management of other accounts, if any, may give rise to potential conflicts of interest in connection with their management of the Fund’s investments, on the one hand, and the investments of the other accounts, on the other. The other accounts may have the same investment objectives as the Fund. Therefore, a potential conflict of interest may arise as a result of the identical investment objectives, whereby a portfolio manager could favor one account over another. Another potential conflict could include the portfolio managers’ knowledge about the size, timing and possible market impact of Fund trades, whereby a portfolio manager could use this information to the advantage of other accounts and to the disadvantage of the Fund. However, the Adviser has established policies and procedures to ensure that the purchase and sale of securities among all accounts it manages are fairly and equitably allocated.

Please retain this Supplement for future reference.